                 Morgan Stanley International Value Equity Fund
                                522 Fifth Avenue
                               New York, NY 10036

October 12, 2007

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Larry L. Greene, Senior Counsel, Division of Investment Management

RE:      MORGAN STANLEY INTERNATIONAL VALUE EQUITY FUND
         (FILE NUMBERS 811-10273 AND 333-53546)

Dear Mr. Greene:

We are writing to you on behalf of Morgan Stanley International Value Equity
Fund (the "Fund") in order to request selective review of Post-Effective
Amendment No. 9 to the Fund's registration statement on Form N-1A to be filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the
"Amendment").

I. BACKGROUND

As you may know, the Fund has traditionally offered four share classes, Class A,
Class B, Class C and Class D. The Fund is proposing to offer two new share classes, Class R and Class W. Class R and Class W shares will be offered without any sales charges on purchases or sales, but will be subject to 12b-1 fees of
0.50% and 0.35%, respectively. Class R and Class W shares will not convert to any other class of shares. We do not believe that Class R or Class W raise any unique issues.

II. MATTERS FOR SELECTIVE REVIEW

Since the offering of Class R Shares and Class W Shares has been approved by the
Fund's Board of Trustees, the Fund is filing the Amendment on or about the date hereof. Aside from usual and customary "annual update" changes, and certain other non-material disclosure changes which could otherwise be included in a
Rule 485(b) filing, the Fund will make only those disclosure changes necessary to reflect and implement the items approved by the Board in connection with the offering of Class R Shares and Class W Shares. The new disclosure with respect to the Class R Shares and Class W Shares will be marked as changed in the Fund's
EDGAR submission.

III. SELECTIVE REVIEW REQUEST

The Fund believes that the Amendment is an ideal candidate for selective review pursuant to the guidance set forth in Investment Company Act Release No. 13768
("IC-13768"). In accordance with IC-13768, we hereby request selective review of the Fund's registration statement limited to the disclosure items relating to the new Class R Shares and Class W Shares, as discussed under "Matters for
Selective Review" above. Selective review would serve to expedite the review process for the Fund as well as use the staff's time more effectively.

Pursuant to the requirements of IC-13768, the Fund will file a copy of this letter with the Amendment.

If you would like to discuss any of this matter in further detail or if you have any questions, please feel free to contact me at (212) 296-6992.

Sincerely,

/s/ Alice J. Gerstel, Esq.

Alice J. Gerstel, Esq.

cc:  Richard Pfordte
     Frank Donaty

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